FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 22, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is November 22, 2011.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on the Prefeasibility Study at its Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides an update on the progress of the Prefeasibility Study (“PFS”) at the Issuer’s Livengood Project located near Fairbanks, Alaska. While the bulk of engineering studies have been timely completed, a detailed metallurgical review of the Preliminary Economic Assessment flow sheet has indicated further optimization is possible. The publication date of the PFS is therefore being extended to the first half of 2012.

The Prefeasibility study underway will incorporate the mineral resource estimate of 933 million tonnes at an average grade of 0.55 grams per tonne of gold (at a cutoff grade of 0.22 g/t gold) for 16.5 million ounces of gold contained in the Measured and Indicated categories (see news release dated August 23, 2011) together with the results of geotechnical studies, metallurgical testing, updated capital and operating cost estimates and other relevant studies.

Qualified Person

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the May 2011 resource modeling for the Livengood deposit. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC. are independent of the Isuer under NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential completion of the Pre-feasibility Study on the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development of a mine, and any production, at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

November 28, 2011